RICHARDSON & PATEL LLP
750 Third Avenue
New York, New York 10174
(212) 879-9321

March 25, 2010

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, DC 20549-7010
Mail Stop 3010

Attn.:	Karen J. Garnett, Assistant Director
Re: Nicaragua Rising Inc. Schedule 14C Filed on March 12, 2010 File No. 000-53597

Dear Ms. Garnett:

On behalf of Nicaragua Rising Inc. (the “Company”), we hereby submit for review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) a revised draft of the Company’s Preliminary 14C (the “Information Statement”).

This letter and the revised Information Statement are being submitted in response to the Staff’s comments to the initial filing of the Information Statement submitted on March 12, 2010.  The Staff’s comments are set forth in a letter dated March 19, 2010.  For your convenience, we have recited the comments from the Staff’s letter in italics and have followed each comment with our response.

General

1.
We note that you filed a Form 8-K on February 12, 2010 to report the merger transactions with Ceelox, Inc. but did not file a proxy statement or an information statement related to this merger.  Please tell us whether stockholder approval was required for the merger and, if so, why you did not file a proxy statement or an information statement related to the transaction.

Response:  On February 12, 2010, Nicaragua Rising, Inc., a Nevada corporation (the “Company”) and a majority of the shareholders of Ceelox, Inc., a privately-held Florida corporation (“Ceelox”), entered into a share exchange agreement whereby the Company acquired a majority of the issued and outstanding shares of Ceelox.  In connection with the transaction, the Ceelox shareholders acquired approximately 96.2% of the Company’s shares of common stock to the Ceelox shareholders in exchange for 95.5% of the outstanding capital stock of Ceelox from the Ceelox shareholders.  The transaction between the Company and Ceelox was not a “merger” but an acquisition of Ceelox pursuant to a share exchange agreement between the Company and the Ceelox shareholders whereby Ceelox became a majority-owned subsidiary of the Company.  The Company did not file a proxy statement or an information statement in connection with this transaction because pursuant to the Nevada Revised Statutes shareholder approval is not required for a transaction structured in this manner.

Karen J. Garnett, Assistant Director
United States Securities and Exchange Commission
March 25, 2010

____________________________________________

Action 2 – Approval of the Adoption of the Company’s Stock Option Plan, Page 4

2.
We note on March 12, 2010, holders of a majority of your common stock approved your 2010 Stock Option Plan.  As such, Item 8 of Schedule 14A requires information to be provided pursuant to Item 402 of Regulation S-K.  Please revise your Schedule 14C to provide Item 402 disclosure.

Response:  We have revised the Information Statement to include the information required by Item 8 of Schedule 14A, however, please note that as a “smaller reporting company” the Company is not required to provide the information under Item 407(e)(4) and (e)(5) of Regulation S-K as required by Item 8 of Schedule 14A.   Please also note that prior to the Company’s acquisition of a majority of the issued and outstanding shares of Ceelox from the Ceelox shareholders on February 12, 2010, the Company was a “shell” company as defined by Rule 12b-2 of the Securities Exchange Act of 1934.  In order to provide full disclosure to the Company’s shareholders, we have provided the above information for both the Company for the years ended October 31, 2008 and 2009 and for Ceelox, its majority-owned subsidiary, for the years ended December 31, 2007 and 2008.

The Company acknowledges to the Commission that:

-	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;
-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments concerning this filing or the materials submitted herewith, or desire any further information or clarification in respect of this revised Information Statement, please do not hesitate to contact the undersigned at (917) 817-3651.

Very truly yours,
Jody R. Samuels, Esq.